UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Filtering Associates, Inc.

(Name of Issuer)
 Common Stock

(Title of Class of Securities)
31731R-10-1

 (CUSIP Number)
Kevin Frost, 101 W. Avenida Gaviota, Suite A, San Clemente, California 92672.
949.244.4608.

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 27, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.31731R-10-1

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kevin Frost

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization U.S.

Number of	7. U	Sole Voting Power 1,128,000
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each	9. U	Sole Dispositive Power 1,128,000
Reporting
Person	10.	Shared Dispositive Power0
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,128,000

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 39.3%

	14.	Type of Reporting Person (See Instructions)
IN

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Item 1. Security and Issuer

This statement relates to shares of the common stock, $.001 par value of Filtering Associates, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 101 W. Avenida Gaviota, Suite A, San Clemente, California 92672.

Item 2. Identity and Background

(a)	Name:	Kevin Frost
(b)	Business Address:	101 W. Avenida Gaviota, Suite A, San Clemente, California 92672
(c)	Present Principal Occupation:	President of the Issuer.
(d)	Disclosure of Criminal Proceedings:	Mr. Frost has not been convicted in any criminal proceeding at any time.
(e)	Disclosure of Civil Proceedings:
Mr. Frost has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Frost is a citizen of the U.S.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4. Purpose of Transaction

Mr. Frost sold 52,000 shares to a private purchaser in exchange for $15,600 or $0.30 per share in a privately negotiated transaction conducted with the expectation of the Issuer’s conclusion of a merger with Matinee Media Corporation, a Texas corporation, as described in the Issuer’s Quarterly Report on Form 10-QSB for the period ended December 31, 2005 filed with the Securities and Exchange Commission on or about April 17, 2006. The sale of Mr. Frost’s shares is not a condition precedent to the terms of that merger.

Item 5. Interest in Securities of the Issuer

Mr. Frost beneficially owns a total of 1,128,000 shares of the Issuer’s common stock as follows:

(a) Mr. Frost directly and personally owns 1,128,000 shares of the Issuer’s common stock which comprises 39.3% of the Issuer’s total issued and outstanding shares.

(b) Mr. Frost has sole voting and dispositive power as to the 1,128,000 shares he owns directly.

(c) Mr. Frost sold 52,000 shares to a private purchaser in exchange for $15,600 or $0.30 per share in a privately negotiated transaction.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Reference is hereby made to the Merger Agreement filed as Exhibit 10 to the Issuer’s Quarterly Report on Form 10-QSB for the period ended December 31, 2005 filed with the Securities and Exchange Commission on or about April 17, 2006. Attached hereto as an exhibit is the Share Purchase Agreement between the reporting person and the purchaser of the shares.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2006	By:	/s/ Kevin Frost
Kevin Frost

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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